Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001

Net income	$12,101	$9,179	$25,261	$19,045

Shares:

Weighted average number of shares of common stock outstanding (a)	45,668	47,590	45,914	47,356

Shares assumed issued (less shares assumed purchased for treasury) on stock options (a)	838	1,072	1,054	996

Outstanding shares for diluted earnings per share calculation (a)	46,506	48,662	46,968	48,352

Earnings per common share:
Basic	$0.26	$0.19	$0.55	$0.40
Diluted	$0.26	$0.19	$0.54	$0.39

(a) The number of shares for all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective on June 6 , 2002.